SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

October 24, 2022

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following report:

“Philips’ Third Quarter Results 2022”, dated October 24, 2022.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 24th day of October 2022.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Judgements and estimates

...

Quarterly report

Q3 2022

Philips’   Q3   performance   impacted   by   operational   and   supply   challenges; company   is   taking   immediate   actions   to   restore   performance

Amsterdam, October 24, 2022

Highlights

  Group sales amounted to EUR 4.3 billion, with a 5% comparable sales decline, in line with the update provided on October 12, 2022
  Comparable order intake decreased 6% on the back of 47% growth in Q3 2021
  Income from operations amounted to a loss of EUR 1.5 billion, mainly due to the previously disclosed EUR 1.5 billion non-cash goodwill and R&D impairment, compared to an income of EUR 358 million in Q3 2021
  Adjusted EBITA of EUR 209 million, or 4.8% of sales, compared to EUR 512 million, or 12.3% of sales, in Q3 2021
  Immediate restructuring actions initiated, with approximately EUR 300 million charges expected in the coming quarters
  Operating cash flow was an outflow of EUR 180 million, compared to an inflow of EUR 256 million in Q3 2021
  Roy Jakobs appointed as President and CEO of Royal Philips per October 15, 2022

Roy Jakobs, CEO of Royal Philips:

“I am honored to have been given the responsibility to lead Philips, a great company with a strong brand, leading product portfolio, strong customer base and talented employees. However, we face multiple challenges and our Q3 2022 performance reflects this. Although Philips’ strategy and solutions resonate with our stakeholders, we have not lived up to their expectations in recent years.

My immediate priority is therefore to improve execution so that we can start rebuilding the trust of patients, consumers and customers, as well as shareholders and our other stakeholders. We will do this by first further strengthening our patient safety and quality management and addressing the various facets of the Philips Respironics recall; second, by urgently improving our supply chain operations so that we can deliver on our strong order book and improve performance; and third, by simplifying our way of working to improve productivity and increase agility. This includes the difficult, but necessary decision to immediately reduce our workforce by around 4,000 roles globally, which we do not take lightly and will implement with respect towards impacted colleagues. These initial actions are needed to start turning the company around in order to realize Philips’ profitable growth potential and create value for all our stakeholders.

While there is a lot to do in a fast-changing environment, our priorities are clear, and I am fully focused, together with our leadership team, on improving execution. I am committed to open and transparent communications with our stakeholders. We will elaborate further on our plans for Philips at our fourth quarter and annual results publication in January 2023.”

Group and business segment performance

Philips’ performance in the quarter was impacted by operational and supply challenges, inflationary pressures, the COVID situation in China and the Russia-Ukraine war, resulting in Group sales of EUR 4.3 billion, reflecting a 5% comparable sales decline, and an Adjusted EBITA of EUR 209 million, or 4.8% of sales. Operating cash flow was an outflow of EUR 180 million, mainly due to lower cash earnings, increased inventories and higher consumption of provisions. Comparable order intake declined 6% on the back of strong 47% growth in Q3 2021. The book-to-bill ratio was 1.18, and the equipment order book grew further in the quarter.

The Diagnosis & Treatment businesses’ comparable sales decreased 2% on the back of 10% growth in Q3 2021. Comparable order intake increased 3% on the back of 15% growth in Q3 2021. The Adjusted EBITA margin was 9.1%, mainly due to the decline in sales and cost inflation.

The Connected Care businesses’ comparable sales decreased 15%, mainly due to operational and supply challenges. Comparable order intake showed a 24% decrease, on the back of over 260% comparable order intake growth in Q3 2021. The Adjusted EBITA margin amounted to -9.5%, mainly due to the decline in sales and cost inflation.

The Personal Health businesses’ comparable sales increased by 4%, with good growth in North America and Western Europe. The Adjusted EBITA margin amounted to 14.1%.

Highlights of Philips’ ongoing focus on innovation and customer partnerships in the quarter:

  Demonstrating the trust hospital leaders have in Philips’ ability to help them enhance health outcomes, lower the cost of care and improve patient and staff experience, the company signed multiple new long-term strategic partnerships across the world. This included a 10-year agreement with a large university hospital in Japan for the expansion of its eICU program for centralized, remote surveillance of high-risk ICU patients.
  Philips signed several agreements in China, including with private hospitals Suzhou Kowloon Hospital and Wuhan Asia Heart Hospital to provide advanced diagnostic imaging and image-guided therapy systems to advance patient care.
  Philips expanded its leading ultrasound portfolio with the FDA market clearance for its new Ultrasound 5000 Compact system to deliver cart-based premium image quality in compact form for point-of-care, cardiology, general imaging, and obstetrics and gynecology applications.
  Philips continues to successfully expand into ambulatory care. Newly published research validated that Philips Mobile Cardiac Outpatient Telemetry (MCOT) is crucial in detecting arrhythmias and providing data that allows care teams to intervene quickly and decisively to provide the optimal patient treatment.
  Building on its successful OneBlade platform, Philips introduced in Europe the new OneBlade 360, which leverages a new blade that adjusts to the curves of the face to enhance shaving comfort.

Philips Respironics field action for specific sleep therapy and ventilator devices

Philips Respironics continued to make progress with the repair and replacement program and the comprehensive test and research program for the CPAP, BiPAP and mechanical ventilator devices affected by the June 2021 field safety notice. To date, approximately 4 million replacement devices and repair kits have been produced. Philips Respironics aims to complete around 90% of the production and shipments to customers in 2022.

As previously communicated, following the FDA’s inspection of certain of Philips Respironics’ facilities in the US in 2021 and the subsequent inspectional observations, the US Department of Justice, acting on behalf of the FDA, began discussions with Philips in July 2022 regarding the terms of a proposed consent decree to resolve the identified issues.

Due to revisions to the financial forecast of Philips Respironics driven by current assumptions regarding the estimated impact of the proposed consent decree and changes to the pre-tax discount rate, Philips is recording a EUR 1.3 billion non-cash charge in the third quarter for the impairment of goodwill of this business.

As disclosed, Philips Respironics is subject to an investigation by the US Department of Justice, is a defendant in several class-action lawsuits and individual personal injury claims, and is in ongoing discussions with the FDA regarding the proposed consent decree. Given the uncertain nature and timing of the relevant events, and of their potential financial and operational impact and associated obligations, if any, the company has not made any provisions in the accounts for these matters.

Productivity initiatives and other actions to improve performance

Philips has initiated general productivity actions, including simplifying the organization to streamline the way of working and reduce operating expenses. This includes an immediate reduction of around 4,000 positions globally across the organization, subject to consultation with the relevant workers councils and social partners, with severance and termination-related costs expected to be approximately EUR 300 million in the coming quarters. The associated cost savings are expected to amount to annualized savings of approximately EUR 300 million. Philips will continue to review areas to further improve its supply operations, invest in quality, simplify the way of working and remove organizational complexity, which is expected to result in additional restructuring and associated costs in 2023.

Additionally, Philips is urgently implementing several actions to enhance performance and productivity in the supply chain (e.g. dual sourcing, supplier consolidation, warehouse footprint rationalization), R&D (e.g. shifting the focus to fewer, high-impact projects in the innovation pipeline) and quality (e.g. enhancing processes, increasing capabilities and product management). In connection with the previously announced initiative to enhance productivity in R&D, Philips recorded a non-cash charge in the third quarter of EUR 168 million.

Outlook

Looking ahead, the company sees prolonged operational and supply challenges, a worsening macro-economic environment and continued uncertainty related to COVID-19 measures in China, which will be partly offset by Philips’ productivity and pricing actions. Consequently, Philips now expects a mid-single-digit comparable sales decline for the fourth quarter of 2022, with a high-single-to-double-digit Adjusted EBITA margin range.

Capital allocation

In light of recent developments and market volatility, Philips is taking the following measures – in addition to its measures to manage cash – to further strengthen its liquidity position:

  Securing a EUR 1 billion credit facility.
  Executing the settlement of the forward contracts – entered into as part of the share repurchase program announced on July 26, 2021 – at the original settlement dates in 2023 and 2024, instead of in 2022 as earlier announced.

Conference call and audio webcast

Roy Jakobs, CEO, and Abhijit Bhattacharya, CFO, will host a conference call for investors and analysts at 10:00 am CET today to discuss the results. A live audio webcast of the conference call will be available on the Philips Investor Relations website and can be accessed here.

Philips performance

Key data

in millions of EUR unless otherwise stated

	Q3 2021	Q3 2022
Sales	4,156	4,310
Nominal sales growth	(6)%	4%
Comparable sales growth1)	(8)%	(5)%
Comparable order intake2)	47%	(6)%
Income from operations	358	(1,529)
as a % of sales	8.6%	(35.5)%
Financial income and expenses, net	(5)	(46)
Investments in associates, net of income taxes	(3)	91
Income tax (expense) benefit	92	156
Income from continuing operations	442	(1,330)
Discontinued operations, net of income taxes	2,538	1
Net income	2,980	(1,329)
Earnings per common share (EPS)
Income from continuing operations attributable to shareholders3) (in EUR) - diluted	0.47	(1.50)
Adjusted income from continuing operations attributable to shareholders3) (in EUR) - diluted1)	0.40	0.25
Net income attributable to shareholders3) per common share (in EUR) - diluted	3.24	(1.50)
EBITA1)	426	(94)
as a % of sales	10.2%	(2.2)%
Adjusted EBITA1)	512	209
as a % of sales	12.3%	4.8%
Adjusted EBITDA1)	739	466
as a % of sales	17.8%	10.8%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information. 2) Comparable order intake is presented when discussing the Philips Group’s performance. For the definition of this measure, refer to chapter 12.4, Other Key Performance Indicators, of the Annual Report 2021. 3) Shareholders refers to shareholders of Koninklijke Philips N.V.
  Comparable sales declined by 5%, mainly due to operational and supply chain challenges, the COVID situation in China and the Russia-Ukraine war. Comparable sales in the Personal Health businesses showed mid-single-digit growth, while the Connected Care and Diagnosis & Treatment businesses recorded a double-digit and low-single-digit decline respectively.
  Comparable order intake decreased by 6% on the back of 47% growth in Q3 2021, with low-single-digit growth in the Diagnosis & Treatment businesses, which was more than offset by a double-digit decline in the Connected Care businesses.
  Adjusted EBITA was EUR 209 million and the margin amounted to 4.8%, due to the decline in sales and cost inflation, partly offset by productivity and pricing measures.
  Income from operations includes a charge of EUR 1.5 billion related to a goodwill and R&D impairment.
  Restructuring, acquisition-related and other charges amounted to EUR 303 million, compared to EUR 87 million in Q3 2021. Q3 2022 includes an impairment of EUR 134 million related to the discontinuation of certain R&D projects. Restructuring and acquisition-related charges amounted to EUR 47 million. This further includes Respironics field-action running remediation costs of EUR 47 million, provisions for earlier announced quality actions in Connected Care of EUR 34 million, and a charge related to the impairment of assets within the Sleep & Respiratory Care business of EUR 30 million.
  Financial income and expenses resulted in an expense of EUR 46 million, compared to an expense of EUR 5 million in Q3 2021. Q3 2022 includes higher interest expense, primarily due to bonds issued in April 2022 and lower interest income compared to Q3 2021.
  Investments in associates mainly includes a gain from the sale of an investment in associates.
  Income tax expense decreased by EUR 64 million year-on-year. The tax benefit in Q3 2022 is due to a loss position partly offset by a non-tax-deductible impairment. The tax benefit in Q3 2021 was due to a one-off benefit relating to the recognition of tax assets as a result of a business transfer, more than offsetting the tax expense on income.
  Net income in Q3 2022 amounted to a loss of EUR 1.3 billion, mainly due to a charge of EUR 1.3 billion related to an impairment of goodwill in the Sleep & Respiratory Care business. Net income in Q3 2021 amounted to a profit of EUR 3.0 billion, mainly related to the result on the sale of the Domestic Appliances business.

Sales per geographic cluster

in millions of EUR unless otherwise stated

			% change
	Q3 2021	Q3 2022	nominal	comparable1)
Western Europe	870	856	(2)%	(5)%
North America	1,670	1,799	8%	(7)%
Other mature geographies	383	373	(3)%	0%
Total mature geographies	2,924	3,028	4%	(6)%
Growth geographies	1,231	1,282	4%	(4)%
Philips Group	4,156	4,310	4%	(5)%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.

Amounts may not add up due to rounding

  Comparable sales declined by 5%, mainly due to operational and supply chain challenges, the COVID situation in China and the Russia-Ukraine war. Sales in mature geographies decreased by 6%, due to a high-single-digit decline in North America and a mid-single-digit decline in Western Europe. In growth geographies, sales decreased by 4% on a comparable basis, mainly due to Russia & Central Asia.

Cash and cash equivalents balance

in millions of EUR

	Q3 2021	Q3 2022
Beginning cash balance	1,019	1,258
Free cash flow1)	45	(374)
Net cash flows from operating activities	256	(180)
Net capital expenditures	(210)	(195)
Other cash flows from investing activities	(40)	(203)
Treasury share transactions	(84)	-
Changes in debt	(909)	118
Withholding tax paid on dividend	(73)	(62)
Other cash flow items	8	21
Net cash flows from discontinued operations	3,860	18
Ending cash balance	3,827	776
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Net cash flows from operating activities decreased, mainly due to lower cash earnings and cash costs related to the Philips Respironics field action.
  Other cash flows from investing activities mainly includes new participations in investments in associates.
  Treasury shares transactions in Q3 2021 included share repurchases for capital reduction purposes and employee stock purchase plans.
  Changes in debt includes the issuance of commercial paper of EUR 200 million, partly offset by debt repayments. Q3 2021 included repayments of commercial paper amounting to EUR 300 million and two bilateral loans totaling EUR 500 million.
  Net cash flows from discontinued operations in Q3 2021 included the net cash proceeds received on the sale of the Domestic Appliances business.

Composition of net debt to group equity1)

in millions of EUR unless otherwise stated

	June 30, 2022	September 30, 2022
Long-term debt	6,788	6,910
Short-term debt	1,213	1,397
Total debt	8,001	8,307
Cash and cash equivalents	1,258	776
Net debt	6,743	7,531
Shareholders' equity	14,727	14,437
Non-controlling interests	39	43
Group equity	14,766	14,479
Net debt : group equity ratio1)	31:69	34:66
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Philips will execute the settlement of the forward contracts – entered into as part of the share repurchase program announced on July 26, 2021 – at the original settlement dates in 2023 and 2024, instead of in 2022 as earlier announced. As a result, EUR 416 million of short-term debt presented here will be reclassified to long-term debt during the fourth quarter.

Performance per segment

Diagnosis & Treatment businesses

Key data

in millions of EUR unless otherwise stated

	Q3 2021	Q3 2022
Sales	2,154	2,292
Sales growth
Nominal sales growth	9%	6%
Comparable sales growth1)	10%	(2)%
Income from operations	271	46
as a % of sales	12.6%	2.0%
EBITA1)	295	84
as a % of sales	13.7%	3.7%
Adjusted EBITA1)	306	209
as a % of sales	14.2%	9.1%
Adjusted EBITDA1)	373	277
as a % of sales	17.3%	12.1%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Comparable sales declined by 2% in Q3 2022, with low-single-digit growth in Image-Guided Therapy, which was more than offset by a decline in Ultrasound and in Diagnostic Imaging due to specific electronic component shortages.
  Comparable sales in mature geographies showed a mid-single-digit decline on the back of double-digit growth in Q3 2021. Growth geographies were in line with Q3 2021.
  Adjusted EBITA was EUR 209 million and the margin amounted to 9.1%, mainly due to the decline in sales and cost inflation.
  Restructuring, acquisition-related and other charges amounted to EUR 125 million, compared to EUR 12 million in Q3 2021. Q3 2022 includes an impairment of EUR 120 million related to the discontinuation of certain R&D projects. In Q4 2022, restructuring, acquisition-related and other charges are expected to total approximately EUR 60 million.

Connected Care businesses

Key data

in millions of EUR unless otherwise stated

	Q3 2021	Q3 2022
Sales	1,040	982
Sales growth
Nominal sales growth	(33)%	(6)%
Comparable sales growth1)	(39)%	(15)%
Income from operations	(32)	(1,640)
as a % of sales	(3.1)%	(167.0)%
EBITA1)	5	(249)
as a % of sales	0.5%	(25.4)%
Adjusted EBITA1)	67	(93)
as a % of sales	6.4%	(9.5)%
Adjusted EBITDA1)	114	(25)
as a % of sales	11.0%	(2.5)%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Comparable sales declined by 15%, mainly due to the impact of operational and supply chain challenges.
  Comparable sales in mature geographies and growth geographies showed a double-digit decline.
  Adjusted EBITA was EUR (93) million and the margin amounted to (9.5%), mainly due to the decline in sales and cost inflation.
  Income from operations includes a charge of EUR 1.3 billion related to an impairment of goodwill.
  Restructuring, acquisition-related and other charges were EUR 155 million, compared to EUR 62 million in Q3 2021. Q3 2022 includes Respironics field-action running remediation costs of EUR 47 million, provisions for earlier announced quality actions in Connected Care of EUR 34 million, a charge related to the impairment of assets within the Sleep & Respiratory Care business of EUR 30 million, and acquisition-related costs of EUR 22 million. In Q4 2022, restructuring, acquisition-related and other charges are expected to total approximately EUR 135 million.

Personal Health businesses

Key data

in millions of EUR unless otherwise stated

	Q3 2021	Q3 2022
Sales	808	902
Sales growth
Nominal sales growth	0%	12%
Comparable sales growth1)	0%	4%
Income from operations	122	120
as a % of sales	15.1%	13.3%
EBITA1)	125	124
as a % of sales	15.5%	13.7%
Adjusted EBITA1)	126	127
as a % of sales	15.6%	14.1%
Adjusted EBITDA1)	155	155
as a % of sales	19.2%	17.2%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Comparable sales growth was 4%, with high-single-digit growth in Oral Healthcare and in Mother & Child Care and low-single-digit growth in Personal Care.
  Comparable sales in mature geographies showed double-digit growth, driven by double-digit growth in Western Europe and high-single-digit growth in North America. Growth geographies recorded a low-single-digit decline, due to a double-digit decline in Russia & Central Asia, partly offset by double-digit growth in Middle East & Turkey and low-single-digit growth in China.
  Adjusted EBITA was EUR 127 million and the margin amounted to 14.1%, mainly due to cost inflation and an adverse currency impact, partly offset by the increase in sales, productivity measures and a favorable price impact.
  In Q4 2022, restructuring, acquisition-related and other charges are expected to total approximately EUR 5 million.

Other

Key data

in millions of EUR

	Q3 2021	Q3 2022
Sales	153	135
Income from operations	(2)	(55)
EBITA1)	0	(54)
Adjusted EBITA1) of:	13	(34)
IP Royalties	101	53
Innovation	(41)	(28)
Central costs	(53)	(54)
Other	5	(5)
Adjusted EBITDA1)	97	59
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Sales decreased by EUR 18 million, mainly due to phasing of royalty income, partly offset by an increase in supplies to the divested Domestic Appliances business.
  Adjusted EBITA decreased by EUR 47 million, mainly due to phasing of royalty income and an adverse currency impact, partly offset by cost savings.
  Restructuring, acquisition-related and other charges amounted to EUR 21 million, compared to EUR 12 million in Q3 2021. Q3 2022 includes restructuring costs of EUR 14 million and costs related to the re-measurement of environmental liabilities of EUR 9 million. In Q4 2022, restructuring and other charges are expected to total approximately EUR 30 million.

Forward-looking statements and other important information

Forward-looking statements

This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about our strategy, estimates of sales growth, future Adjusted EBITA*), future restructuring and acquisition-related charges and other costs, future developments in Philips’ organic business and the completion of acquisitions and divestments. Forward-looking statements can be identified generally as those containing words such as “anticipates”, “assumes”, “believes”, “estimates”, “expects”, “should”, “will”, “will likely result”, “forecast”, “outlook”, “projects”, “may” or similar expressions. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to: Philips’ ability to gain leadership in health informatics in response to developments in the health technology industry; Philips’ ability to transform its business model to health technology solutions and services; macroeconomic and geopolitical changes; integration of acquisitions and their delivery on business plans and value creation expectations; securing and maintaining Philips’ intellectual property rights, and unauthorized use of third-party intellectual property rights; Philips’ ability to meet expectations with respect to ESG-related matters; failure of products and services to meet quality or security standards, adversely affecting patient safety and customer operations; breaches of cybersecurity; Philips’ ability to execute and deliver on programs on business transformation and IT system changes and continuity; the effectiveness of our supply chain; attracting and retaining personnel; COVID and other pandemics; challenges to drive operational excellence and speed in bringing innovations to market; compliance with regulations and standards including quality, product safety and (cyber) security; compliance with business conduct rules and regulations; treasury and financing risks; tax risks; reliability of internal controls, financial reporting and management process. For a discussion of factors that could cause future results to differ from such forward-looking statements, see also the Risk management chapter included in the Annual Report 2021. Reference is also made to Risk management in the Philips semi-annual report 2022.

Philips has recognized a provision related to the voluntary recall notification in the US/field safety notice outside the US for certain sleep and respiratory care products, based on Philips’ best estimate for the expected field actions. Future developments are subject to significant uncertainties, which require management to make estimates and assumptions about items such as quantities and the portion to be replaced or repaired. Actual outcomes in future periods may differ from these estimates and affect the company's results of operations, financial position and cash flows.

During the quarter, an indicator of impairment was identified for the Sleep & Respiratory Care cash-generating unit (CGU) as a consequence of revisions to the expected future cash flows of the CGU. The goodwill impairment charge recognized this quarter is due to revisions to the financial forecast of our Sleep & Respiratory Care business within the Connected Care segment. The impairment charge was calculated by comparing the carrying amount of the Sleep & Respiratory Care CGU with its recoverable amount, the basis of which is value in use. The forecast used to calculate the value in use required management to make significant estimates and assumptions about future cash flows. Actual outcomes in future periods may differ from these estimates. After this impairment charge, the estimated recoverable amount for Sleep & Respiratory Care is equal to its carrying value and consequently any adverse change in key assumptions would individually cause a material impairment loss to be recognized.

Third-party market share data

Statements regarding market share, contained in this document, including those regarding Philips’ competitive position, are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, market share statements may also be based on estimates and projections prepared by management and/or based on outside sources of information. Management’s estimates of rankings are based on order intake or sales, depending on the business.

Market Abuse Regulation

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Use of non-IFRS information

In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-IFRS financial measures. These non-IFRS financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measure and should be used in conjunction with the most directly comparable IFRS measures. Non-IFRS financial measures do not have standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is contained in this document. Further information on non-IFRS measures can be found in the Annual Report 2021.

Use of fair value information

In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices or observable market data are not readily available, fair values are estimated using appropriate valuation models and unobservable inputs. Such fair value estimates require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in the Annual Report 2021. In certain cases independent valuations are obtained to support management’s determination of fair values.

Presentation

All amounts are in millions of euros unless otherwise stated. Due to rounding, amounts may not add up precisely to the totals provided. All reported data is unaudited. Financial reporting is in accordance with the accounting policies as stated in the Annual Report 2021 except for the adoption of new standards and amendments to standards which are also expected to be reflected in the company’s consolidated financial statements for the year ending December 31, 2022.

Prior-period amounts have been reclassified to conform to the current-period presentation; this includes immaterial organizational changes.

*) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.

Condensed consolidated statements of income

In millions of EUR unless otherwise stated

	Q3		January to September
	2021	2022	2021	2022
Sales	4,156	4,310	12,212	12,405
Cost of sales	(2,182)	(2,580)	(6,963)	(7,432)
Gross margin	1,973	1,730	5,250	4,973
Selling expenses	(1,041)	(1,154)	(3,083)	(3,329)
General and administrative expenses	(164)	(175)	(475)	(476)
Research and development expenses	(437)	(615)	(1,331)	(1,600)
Impairment of goodwill		(1,331)	(15)	(1,331)
Other business income	31	19	141	101
Other business expenses	(4)	(4)	(95)	(39)
Income from operations	358	(1,529)	391	(1,700)
Financial income	38	23	114	60
Financial expenses	(43)	(69)	(132)	(182)
Investment in associates, net of income taxes	(3)	91	4	84
Income before taxes	350	(1,485)	376	(1,738)
Income tax (expense) benefit	92	156	97	233
Income from continuing operations	442	(1,330)	473	(1,505)
Discontinued operations, net of income taxes	2,538	1	2,699	5
Net income	2,980	(1,329)	3,173	(1,500)
Attribution of net income
Income from continuing operations attributable to shareholders of Koninklijke Philips N.V.	435	(1,331)	463	(1,508)
Net income attributable to shareholders1)	2,973	(1,330)	3,162	(1,503)
Net income attributable to non-controlling interests	7	1	10	3
Earnings per common share
Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands):
- basic	912,555	885,332	908,416	879,094
- diluted	916,981	885,332	914,219	879,094
Income from continuing operations attributable to shareholders1)
- basic	0.48	(1.50)	0.51	(1.72)
- diluted	0.47	(1.50)	0.51	(1.72)
Net income attributable to shareholders1)
- basic	3.26	(1.50)	3.48	(1.71)
- diluted	3.24	(1.50)	3.46	(1.71)
1) Shareholders refers to shareholders of Koninklijke Philips N.V.

Amounts may not add up due to rounding

Reconciliation of non-IFRS information

Certain non-IFRS financial measures are presented when discussing the Philips Group’s performance:

  Comparable sales growth
  EBITA
  Adjusted EBITA
  Adjusted income from continuing operations attributable to shareholders
  Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted (Adjusted EPS)
  Adjusted EBITDA
  Free cash flow
  Net debt : group equity ratio

For the definitions of the non-IFRS financial measures listed above, refer to chapter 12, Reconciliation of non-IFRS information, of the Annual Report 2021 and to the Forward-looking statements and other important information.

Sales growth composition

in %

	Q3 2022				January to September
	nominal growth	consolidation changes	currency effects	comparable growth	nominal growth	consolidation changes	currency effects	comparable growth
2022 versus 2021
Diagnosis & Treatment	6.4%	0.0%	(8.8)%	(2.4)%	3.8%	0.0%	(6.8)%	(3.0)%
Connected Care	(5.6)%	(0.7)%	(8.3)%	(14.6)%	(10.1)%	0.0%	(6.3)%	(16.4)%
Personal Health	11.6%	0.0%	(7.2)%	4.4%	8.1%	0.0%	(6.0)%	2.0%
Philips Group	3.7%	(0.7)%	(8.1)%	(5.1)%	1.6%	(0.4)%	(6.4)%	(5.2)%

Adjusted income from continuing operations attributable to shareholders1)

in millions of EUR unless otherwise stated

	Q3		January to September
	2021	2022	2021	2022
Net income	2,980	(1,329)	3,173	(1,500)
Discontinued operations, net of income taxes	(2,538)	(1)	(2,699)	(5)
Income from continuing operations	442	(1,330)	473	(1,505)
Continuing operations non-controlling interests	(7)	(1)	(10)	(3)
Income from continuing operations attributable to shareholders 1)	435	(1,331)	463	(1,508)
Adjustments for:
Amortization and impairment of acquired intangible assets	67	105	253	260
Impairment of goodwill		1,331	15	1,331
Restructuring and acquisition-related charges	15	47	68	85
Other items:	72	256	678	692
Respironics field-action provision			500	165
Respironics field-action running remediation costs	43	47	47	147
Impairment of assets in S&RC		30		30
Provisions for quality actions in Connected Care		34		66
Portfolio realignment charges	11		54	109
R&D project impairments		134		134
Loss on divestment of business			70
Remaining items	17	10	7	39
Net finance expenses	(14)	(7)	(63)	(4)
Tax impact of adjusted items and tax only adjusting items	(210)	(180)	(424)	(369)
Adjusted income from continuing operations attributable to shareholders 1)	365	220	991	486
Earnings per common share:
Income from continuing operations attributable to shareholders1) per common share (in EUR) - diluted	0.47	(1.50)	0.51	(1.72)
Adjusted income from continuing operations attributable to shareholders1) per common share (EUR) - diluted	0.40	0.25	1.08	0.55
1) Shareholders refers to shareholders of Koninklijke Philips N.V.

Reconciliation of Net income to Adjusted EBITA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q3 2022
Net income	(1,329)
Discontinued operations, net of income taxes	(1)
Income tax benefit	(156)
Investments in associates, net of income taxes	(91)
Financial expenses	69
Financial income	(23)
Income from operations	(1,529)	46	(1,640)	120	(55)
Amortization and impairment of acquired intangible assets	105	39	61	4	1
Impairment of goodwill	1,331		1,331
EBITA	(94)	84	(249)	124	(54)
Restructuring and acquisition-related charges	47	5	28	-	14
Other items:	256	120	127	3	7
Respironics field-action running remediation costs	47		47
Impairment of assets in S&RC	30		30
Provisions for quality actions in Connected Care	34		34
R&D project impairments	134	120	12	3
Remaining items	10	-	4		7
Adjusted EBITA	209	209	(93)	127	(34)

January to September 2022
Net income	(1,500)
Discontinued operations, net of income taxes	(5)
Income tax benefit	(233)
Investments in associates, net of income taxes	(84)
Financial expenses	182
Financial income	(60)
Income from operations	(1,700)	246	(2,168)	343	(120)
Amortization and impairment of acquired intangible assets	260	94	150	12	4
Impairment of goodwill	1,331		1,331
EBITA	(109)	340	(687)	354	(116)
Restructuring and acquisition-related charges	85	(4)	65	1	23
Other items:	692	120	545	3	24
Respironics field-action provision	165		165
Respironics field-action running remediation costs	147		147
Impairment of assets in S&RC	30		30
Provisions for quality actions in Connected Care	66		66
Portfolio realignment charges	109		109
R&D project impairments	134	120	12	3
Remaining items	39		15		24
Adjusted EBITA	667	456	(77)	358	(69)

Q3 2021
Net income	2,980
Discontinued operations, net of income taxes	(2,538)
Income tax benefit	(92)
Investments in associates, net of income taxes	3
Financial expenses	43
Financial income	(38)
Income from operations	358	271	(32)	122	(2)
Amortization and impairment of acquired intangible assets	67	23	38	4	3
Impairment of goodwill
EBITA	426	295	5	125	-
Restructuring and acquisition-related charges	15	8	8	-	(2)
Other items:	72	4	54	-	14
Respironics field-action running remediation costs	43		44		(1)
Portfolio realignment charges	11		11
Remaining items	17	4	(1)	-	15
Adjusted EBITA	512	306	67	126	13

January to September 2021
Net income	3,173
Discontinued operations, net of income taxes	(2,699)
Income tax benefit	(97)
Investments in associates, net of income taxes	(4)
Financial expenses	132
Financial income	(114)
Income from operations	391	627	(408)	356	(183)
Amortization and impairment of acquired intangible assets	253	128	109	11	5
Impairment of goodwill	15	2	13
EBITA	660	757	(286)	367	(178)
Restructuring and acquisition-related charges	68	22	46	-	(1)
Other items:	678	(32)	592	-	119
Respironics field-action provision	500		500
Respironics field-action running remediation costs	47		47
Portfolio realignment charges	54		54
Loss on divestment of business	70				70
Remaining items	7	(32)	(10)	-	49
Adjusted EBITA	1,406	747	352	368	(60)

Reconciliation of Net income to Adjusted EBITDA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q3 2022
Net income	(1,329)
Discontinued operations, net of income taxes	(1)
Income tax benefit	(156)
Investments in associates, net of income taxes	(91)
Financial expenses	69
Financial income	(23)
Income from operations	(1,529)	46	(1,640)	120	(55)
Depreciation, amortization and impairments of fixed assets	525	229	168	34	94
Impairment of goodwill	1,331		1,331
Restructuring and acquisition-related charges	47	5	28	-	14
Other items:	256	120	127	3	7
Respironics field-action running remediation costs	47		47
Impairment of assets in S&RC	30		30
Provisions for quality actions in Connected Care	34		34
R&D project impairments	134	120	12	3
Remaining items	10	-	4		7
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(163)	(122)	(39)	(3)	-
Adjusted EBITDA	466	277	(25)	155	59

January to September 2022
Net income	(1,500)
Discontinued operations, net of income taxes	(5)
Income tax benefit	(233)
Investments in associates, net of income taxes	(84)
Financial expenses	182
Financial income	(60)
Income from operations	(1,700)	246	(2,168)	343	(120)
Depreciation, amortization and impairments of fixed assets	1,222	434	407	100	281
Impairment of goodwill	1,331		1,331
Restructuring and acquisition-related charges	85	(4)	65	1	23
Other items:	692	120	545	3	24
Respironics field-action provision	165		165
Respironics field-action running remediation costs	147		147
Impairment of assets in S&RC	30		30
Provisions for quality actions in Connected Care	66		66
Portfolio realignment charges	109		109
R&D project impairments	134	120	12	3
Remaining items	39		15		24
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(215)	(135)	(71)	(3)	(6)
Adjusted EBITDA	1,414	660	108	444	202

Q3 2021
Net income	2,980
Discontinued operations, net of income taxes	(2,538)
Income tax benefit	(92)
Investments in associates, net of income taxes	3
Financial expenses	43
Financial income	(38)
Income from operations	358	271	(32)	122	(2)
Depreciation, amortization and impairments of fixed assets	309	92	98	33	87
Impairment of goodwill
Restructuring and acquisition-related charges	15	8	8	-	(2)
Other items:	72	4	54	-	14
Respironics field-action running remediation costs	43		44		(1)
Portfolio realignment charges	11		11
Remaining items	17	4	(1)		15
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(15)	(2)	(13)		-
Adjusted EBITDA	739	373	114	155	97

January to September 2021
Net income	3,173
Discontinued operations, net of income taxes	(2,699)
Income tax benefit	(97)
Investments in associates, net of income taxes	(4)
Financial expenses	132
Financial income	(114)
Income from operations	391	627	(408)	356	(183)
Depreciation, amortization and impairments of fixed assets	980	351	273	96	260
Impairment of goodwill	15	2	13
Restructuring and acquisition-related charges	68	22	46	-	(1)
Other items:	678	(32)	592	-	119
Respironics field-action provision	500		500
Respironics field-action running remediation costs	47		47
Portfolio realignment charges	54		54
Loss on divestment of business	70				70
Remaining items	7	(32)	(10)		49
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(53)	(19)	(35)		2
Adjusted EBITDA	2,080	951	480	453	196

Composition of free cash flow

in millions of EUR

	Q3
	2021	2022
Net cash flows from operating activities	256	(180)
Net capital expenditures	(210)	(195)
Purchase of intangible assets	(36)	(38)
Expenditures on development assets	(60)	(68)
Capital expenditures on property, plant and equipment	(112)	(90)
Proceeds from disposals of property, plant and equipment	(1)	1
Free cash flow	45	(374)

Philips statistics

In millions of EUR unless otherwise stated

	2021				2022
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Sales	3,827	4,230	4,156	4,944	3,918	4,177	4,310
Comparable sales growth1)	9%	9%	(8)%	(10)%	(4)%	(7)%	(5)%
Comparable order intake2)	(5)%	(15)%	47%	4%	5%	1%	(6)%
Gross margin	1,487	1,789	1,973	1,918	1,511	1,731	1,730
as a % of sales	38.9%	42.3%	47.5%	38.8%	38.6%	41.4%	40.1%
Selling expenses	(986)	(1,056)	(1,041)	(1,175)	(1,064)	(1,111)	(1,154)
as a % of sales	(25.8)%	(25.0)%	(25.0)%	(23.8)%	(27.2)%	(26.6)%	(26.8)%
G&A expenses	(173)	(138)	(164)	(124)	(155)	(146)	(175)
as a % of sales	(4.5)%	(3.3)%	(3.9)%	(2.5)%	(4.0)%	(3.5)%	(4.1)%
R&D expenses	(424)	(470)	(437)	(475)	(495)	(490)	(615)
as a % of sales	(11.1)%	(11.1)%	(10.5)%	(9.6)%	(12.6)%	(11.7)%	(14.3)%
Income from operations	(52)	85	358	162	(181)	11	(1,529)
as a % of sales	(1.4)%	2.0%	8.6%	3.3%	(4.6)%	0.3%	(35.5)%
Net income	40	153	2,980	151	(151)	(20)	(1,329)
Income from continuing operations attributable to shareholders3) per common share in EUR - diluted	(0.04)	0.07	0.47	0.16	(0.17)	(0.03)	(1.50)
Adjusted income from continuing operations attributable to shareholders3) per common share in EUR - diluted1)	0.28	0.40	0.40	0.57	0.15	0.14	0.25
EBITA1)	61	173	426	230	(107)	92	(94)
as a % of sales	1.6%	4.1%	10.2%	4.6%	(2.7)%	2.2%	(2.2)%
Adjusted EBITA1)	362	532	512	647	243	216	209
as a % of sales	9.5%	12.6%	12.3%	13.1%	6.2%	5.2%	4.8%
Adjusted EBITDA1)	579	762	739	905	488	461	466
as a % of sales	15.1%	18.0%	17.8%	18.3%	12.5%	11.0%	10.8%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information. 2) Comparable order intake is presented when discussing the Philips Group’s performance. For the definition of this measure, refer to chapter 12.4, Other Key Performance Indicators, of the Annual Report 2021. 3) Shareholders refers to shareholders of Koninklijke Philips N.V.

Philips statistics in millions of EUR unless otherwise stated

	2021				2022
	January-March	January-June	January-September	January-December	January-March	January-June	January-September	January-December
Sales	3,827	8,057	12,212	17,156	3,918	8,095	12,405
Comparable sales growth1)	9%	9%	3%	(1)%	(4)%	(5)%	(5)%
Comparable order intake2)	(5)%	(11)%	4%	4%	5%	3%	(1)%
Gross margin	1,487	3,277	5,250	7,168	1,511	3,243	4,973
as a % of sales	38.9%	40.7%	43.0%	41.8%	38.6%	40.1%	40.1%
Selling expenses	(986)	(2,042)	(3,083)	(4,258)	(1,064)	(2,175)	(3,329)
as a % of sales	(25.8)%	(25.3)%	(25.2)%	(24.8)%	(27.2)%	(26.9)%	(26.8)%
G&A expenses	(173)	(311)	(475)	(599)	(155)	(301)	(476)
as a % of sales	(4.5)%	(3.9)%	(3.9)%	(3.5)%	(4.0)%	(3.7)%	(3.8)%
R&D expenses	(424)	(894)	(1,331)	(1,806)	(495)	(985)	(1,600)
as a % of sales	(11.1)%	(11.1)%	(10.9)%	(10.5)%	(12.6)%	(12.2)%	(12.9)%
Income from operations	(52)	33	391	553	(181)	(170)	(1,700)
as a % of sales	(1.4)%	0.4%	3.2%	3.2%	(4.6)%	(2.1)%	(13.7)%
Net income	40	192	3,173	3,323	(151)	(171)	(1,500)
Income from continuing operations attributable to shareholders3) per common share in EUR - diluted	(0.04)	0.03	0.51	0.67	(0.17)	(0.20)	(1.72)
Adjusted income from continuing operations attributable to shareholders3) per common share in EUR - diluted1)	0.28	0.69	1.08	1.65	0.15	0.30	0.55
EBITA1)	61	234	660	890	(107)	(15)	(109)
as a % of sales	1.6%	2.9%	5.4%	5.2%	(2.7)%	(0.2)%	(0.9)%
Adjusted EBITA1)	362	894	1,406	2,054	243	459	667
as a % of sales	9.5%	11.1%	11.5%	12.0%	6.2%	5.7%	5.4%
Adjusted EBITDA1)	579	1,341	2,080	2,985	488	948	1,414
as a % of sales	15.1%	16.6%	17.0%	17.4%	12.5%	11.7%	11.4%
Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	905,289	912,734	910,306	870,182	869,298	885,316	885,348
Shareholders' equity per common share in EUR	13.80	13.10	16.00	16.59	16.64	16.63	16.31
Net debt : group equity ratio1)	34:66	36:64	21:79	24:76	28:72	31:69	34:66
Total employees	77,343	77,084	77,746	78,189	78,548	78,831	79,097
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information. 2) Comparable order intake is presented when discussing the Philips Group’s performance. For the definition of this measure, refer to chapter 12.4, Other Key Performance Indicators, of the Annual Report 2021. 3) Shareholders refers to shareholders of Koninklijke Philips N.V.

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